Exhibit 99.3

PAGE 1/ 7 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PROQR THERAPEUTICS N.V. – EXPLANATORY NOTES

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PROQR THERAPEUTICS N.V. - EXPLANATORY NOTES TO THE AGENDA

PROQR THERAPEUTICS | ZERNIKEDREEF 9 | 2333 CK LEIDEN | THE NETHERLANDS | +31 88 166 7000 | WWW.PROQR.COM

PAGE 2/ 7 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PROQR THERAPEUTICS N.V. – EXPLANATORY NOTES

Explanatory notes to the agenda for the 2021 annual general meeting of shareholders of ProQR Therapeutics N.V. (the "Company") taking place on Wednesday, May 19, 2021, at 16:00 hours CET, via videoconference (the “AGM” or “General Meeting”).

Agenda item 2:	Report of the Management Board for the financial year 2020 (discussion item)

The management board of the Company (the "Management Board") must prepare a report that gives a true and fair view of the position on the balance sheet date of the Annual Accounts (as defined in the explanatory notes to agenda item 4 below), the developments during the financial year and the results of the Company and its group companies of which the financial information has been included in the Annual Accounts. The report of the Management Board for 2020 was included in the Annual Accounts and will be discussed at the AGM.

Agenda item 3:	Disclosure of remuneration in the annual accounts for the financial year 2020 (discussion item)

Discussion of the statements made in the remuneration report as included in the Annual Accounts (as defined under the explanatory notes to agenda item 4 below), regarding the remuneration of the members of the Management Board and the supervisory board of the Company (the "Supervisory Board"), is a separate item on the agenda for the AGM. For purposes of such discussion, reference is made to the relevant paragraphs of the remuneration report included in the Annual Accounts (as defined under the explanatory notes to agenda item 4 below).

Agenda item 4:	Adoption of the annual accounts for the financial year 2020 (voting item)

The Management Board must prepare annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, as well as consolidated accounts and explanatory notes thereto. The Management Board has drawn up such annual accounts for the financial year 2020 (the "Annual Accounts"), which Annual Accounts were signed by all members of the Management Board and by all members of the Supervisory Board. The Annual Accounts also reflect the appropriation of the net result for the financial year 2020. A copy of the Annual Accounts is available at the website of the Company (www.proqr.com).

It is proposed to the General Meeting to adopt the Annual Accounts.

Agenda item 5:	Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2020 (voting item)

It is proposed to the General Meeting to release the members of the Management Board from liability with respect to the performance of their duties during the financial year 2020 as appears from the Annual Accounts or otherwise disclosed prior to adoption of the Annual Accounts.

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Agenda item 6:	Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2020 (voting item)

It is proposed to the General Meeting to release the members of the Supervisory Board from liability with respect to the performance of their supervision during the financial year 2020 as appears from the Annual Accounts or otherwise disclosed prior to adoption of the Annual Accounts.

Agenda item 7:	Re-appointment of Supervisory Board member Antoine Papiernik (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of the Company, to reappoint Mr. Antoine Benjamin Papiernik as a member of the Supervisory Board, with effect from the date of this General Meeting for a term of four years until the close of the annual general meeting of shareholders in 2025.

Antoine Papiernik (age: 54) has served on our Supervisory Board since January 2014. Mr. Papiernik is chairman and managing partner at Sofinnova Partners, which he joined in 1997. He has been an initial investor and active board member in public companies like Actelion, Shockwave Medical, NovusPharma (sold to CTI), Movetis (sold to Shire), Mainstay, Pixium Vision and Stentys, which went public respectively on the Zürich stock exchange, the NASDAQ, the Milan Nuovo Mercato, the Belgium Stock Exchange and the EuroNext Paris, in Cotherix (initially NASDAQ listed, then sold to Actelion), CoreValve (sold to Medtronic), Fovea (sold to Sanofi Aventis), Ethical Oncology Science (EOS, sold to Clovis Oncology) and Recor Medical (sold to Otsuka). Mr. Papiernik has also invested in and is a board member of private companies such as Reflexion Medical, Tissium, Pi-Cardia, SafeHeal, Mnemo Therapeutics, Ablacare, Noema Pharma, Highlife, and Rgenix. He has an MBA from the Wharton School of Business, University of Pennsylvania. Mr. Papiernik has been selected twice for the Forbes Midas List, an annual ranking recognizing the world’s top venture capital investors. He is one of the few Europeans and life science investors to have been named to the prestigious list.

Mr. Papiernik does not hold any shares or options in the Company. As a managing partner of Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, which is a holder of 2,764,194 ordinary shares in the Company, Mr. Papiernik may be deemed to have shared voting and investment power with respect to such ordinary shares.

In view of the way Mr. Papiernik has performed his tasks in the Supervisory Board until now, and further taking into account his significant international experience as a life science investor and experience serving on the boards of directors of a number of life science companies, the Supervisory Board believes Mr. Papiernik continues to be a very valuable addition to the Supervisory Board.

Agenda item 8:	Appointment KPMG Accountants N.V. as the Company's external auditor for the financial year 2022 (voting item)

At the annual general meeting of shareholders held on June 23, 2020 (the “2020 AGM”), the General Meeting appointed KPMG Accountants N.V. as the external independent auditor for the audit of the annual accounts for the financial year 2021 on the recommendation of the Audit Committee following a careful evaluation and selection procedure. In line with the advice from the audit committee, the Supervisory Board proposes to appoint KPMG Accountants N.V. as the external independent auditor for the audit of the Company's annual accounts for the financial year 2022.

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Agenda item 9:	First amendment of the Articles of Association of the Company (voting item)

It is proposed to amend the articles of association of the Company. The Supervisory Board wishes to combine the existing compensation committee and nominating and corporate governance committee into one committee, to be named the compensation, nominating and corporate governance committee, and to establish a new research and development committee. To allow for these changes, the Supervisory Board proposes an amendment to article 21.4 of the articles of association of Company and recommends the General Meeting to adopt these amendments.

The proposed first deed of amendment of the articles of association of the Company is available on the website of the Company (www.proqr.com).

Approval of the amendment of the Company’s Articles of Association includes the authorization of each managing director of the Company and also each civil law notary, deputy civil law notary and notarial assistant of Allen & Overy LLP, each of them severally, to have the deed of amendment of the Company’s Articles of Association executed.

Agenda item 10:	Second amendment of the Articles of Association of the Company (voting item)

It is also proposed to amend the authorized share capital of the Company. The current authorized share capital allows the issuance of a maximum of 90,000,000 ordinary shares. As a result of share issuances, convertible financings, employee grants, and other strategic partnerships, less than 3 million authorized ordinary shares are available for future purposes. It is therefore proposed to increase the authorized share capital for ordinary shares as reflected in the second deed of amendment of the Company’s Articles of Association. This will allow the Company to have the flexibility to execute its long-term strategy and will also bring the Company’s authorized share capital in line with U.S peer companies.

The proposed second deed of amendment of the articles of association of the Company is available on the website of the Company (www.proqr.com).

Approval of the amendment of the Company’s Articles of Association includes the authorization of each managing director of the Company and also each civil law notary, deputy civil law notary and notarial assistant of Allen & Overy LLP, each of them severally, to have the deed of amendment of the Company’s Articles of Association executed.

Agenda item 11:	Amendment of the Compensation Principles for the Supervisory Board (voting item)

It is proposed to the General Meeting to amend the compensation principles for the Supervisory Board. As part of the compensation principles, the compensation structure for the members of the Supervisory Board is reviewed on an annual basis. Based on the outcome of this review and upon the recommendation of the Compensation Committee, the Supervisory Board proposes to make the following amendment to the compensation principles in light of the proposal to establish the research and development committee and form the compensation, nominating and corporate governance committee through the merger of the compensation committee and the nominating and corporate governance committee as proposed under the explanatory notes to agenda item 9 above: to update the fee levels table to include the fee levels for the research and development committee that it wishes to establish and reflect that the fee levels for the compensation, nominating and corporate governance committee that it wishes to form through the merger of the compensation committee and the nominating and corporate governance committee will be the fee levels previously set for the compensation committee. The proposed compensation principles are available on the website of the Company (www.proqr.com).

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Agenda item 12:	Authorization of the Management Board to issue ordinary shares (voting item)

Under Dutch law and our articles of association, we are required to seek the approval of our shareholders each time we wish to issue shares of our authorized ordinary share capital unless our shareholders have authorized our Management Board to issue shares. Such authorization may not continue for more than five years, but may be given on a rolling basis. This Dutch legal requirement to obtain shareholder approval deviates from the legal practice in the state laws applicable to most companies in the U.S., where it is customary that boards of directors may issue up to the authorized share capital as set forth in the issuer’s certificate of incorporation.

At the 2020 AGM, shareholders of the Company approved the authority of the Management Board to resolve, subject to approval of the Supervisory Board, to, in accordance with applicable laws and Nasdaq listing rules and for a period of five years from the date of the resolution of the 2020 AGM: (a) issue ordinary shares up to 100% of the Company's authorized share capital for general purposes as reflected in the explanatory notes to the 2020 AGM and issuances under Company’s equity incentive or stock option plans with the proviso that the issuances under equity incentive or stock option plans are limited to 15% of the Company's issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant.

In order to enable the Company to execute its long-term strategy, the Management Board is seeking, in line with U.S. practice, a renewed authorization from the shareholders to issue ordinary shares, or grant rights to subscribe for ordinary shares, for (i) general purposes, including but not limited to (public) offerings and/or for mergers, demergers, acquisitions and other strategic transactions and alliances (or a combination thereof) and (ii) issuances under the Company’s equity incentive plans for officers, employees and other individuals working on a permanent basis for the Company. The Management Board and Supervisory Board believe that it is a matter of good corporate housekeeping and in the best interest of the Company to renew the authorization to issue ordinary shares and to align the available shares for issuances under the Company’s equity incentive plan with the growth of the Company’s issued share capital from time to time. The Management Board believes that having the flexibility to issue ordinary shares without first obtaining specific shareholder approval is important to our continued growth. Specifically, the authorized shares will be available for issuance from time to time to enable us to respond to future business opportunities requiring the issuance of shares, including dividends in ordinary shares, the consummation of equity-linked financings involving ordinary shares or securities convertible into or exercisable for ordinary share including re-financings of future indebtedness involving the issuance of ordinary shares or ordinary share derivatives, acquisition or strategic joint venture transactions involving the issuance of ordinary shares or ordinary share derivatives, grants of ordinary shares and ordinary share derivatives to the Company’s current and future employees and consultants, or for other general purposes that the Company and its Supervisory Board and Management Board may deem advisable from time to time. The authority to issue shares as currently proposed is similar to that generally afforded in the U.S. to the boards of directors of public companies organized under the laws of the U.S.

PAGE 6/ 7 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PROQR THERAPEUTICS N.V. – EXPLANATORY NOTES

It is therefore proposed to delegate to the Management Board the authority to resolve, subject to approval of the Supervisory Board, to, in accordance with applicable laws and Nasdaq listing rules and for a period of five years from the date of the resolution of the AGM: (a) issue ordinary shares up to 100% of the Company's authorized share capital for general purposes as reflected above and issuances under Company’s equity incentive or stock option plans with the proviso that the issuances under equity incentive or stock option plans are limited to 15% of the Company's issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant. In case the AGM does not approve the proposed renewed authorization, the authorization granted by the shareholders in the 2020 AGM will remain in force.

Agenda item 13:	Authorization of the Management Board to acquire ordinary shares in the capital of the Company (voting item)

Under article 10 of the articles of association of the Company and Dutch law, the Company may, subject to certain statutory Dutch law provisions, acquire for consideration and hold, hold as pledgee and/or hold through its subsidiaries, up to fifty percent (50%) of the Company's issued share capital. Any acquisition of shares in the Company's own capital for consideration is subject to the authorization of the General Meeting, which authorization shall be valid for no more than eighteen (18) months.

At the 2020 AGM, the General Meeting granted authorization to the Management Board to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on NASDAQ (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), which authorization was effective as of, and for a period of eighteen months from the date of the 2020 AGM.

It is now proposed to authorize the Management Board to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on NASDAQ (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), for a period of eighteen (18) months with effect from the AGM.

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The words “issued share capital” means the Company’s issued share capital from time to time. For the avoidance of doubt, the issued share capital includes treasury shares.

In case the AGM does not approve the proposed authorization, the authorization granted by the General Meeting in the 2020 AGM will remain in force.

The Management Board and the Supervisory Board
April 20, 2021